August 13, 2008
Mail Stop 4561
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
     Attn: Karen J. Garnett
              Assistant Director

Re:	Citigroup Abingdon Futures Fund L.P. Form 10 — Response to SEC Comments File No. 000-53210
Ladies and Gentlemen:
          On behalf of this firm’s client, Citigroup Managed Futures LLC (the “General Partner”), the general partner of Citigroup Abingdon Futures Fund L.P. (the “Partnership”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), Amendment No. 2 (“Amendment No. 2) to the Partnership’s Registration Statement on Form 10 that was filed with the Commission on April 30, 2008, as amended by Amendment No. 1 filed with the Commission on May 21, 2008 (the “Registration Statement”). This letter responds to the Commission Staff’s comment letter dated June 2, 2008 (the “Letter”) to the Registration Statement. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the response of the General Partner. Page numbers in the headings refer to page numbers in the Registration Statement filed with the Commission on April 30, 2008. Page numbers in the responses refer to page numbers in this Amendment No. 2 unless otherwise indicated.
General
1.	Please tell us whether this is a mandatory registration of the outstanding securities under Section 12(g) of the Securities Exchange Act or whether this is a voluntary filing. If this is voluntary, please tell us the purpose of the registration of this class of securities.
          The Partnership is required to register pursuant to Section 12(g) of the 1934 Act because as of December 31, 2007, the Partnership’s single class of equity securities was held of record by 500 or more persons and the Partnership’s total assets exceeded $1,000,000.

Citigroup Abingdon Futures Fund L.P.

2.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.
          The General Partner understands that the Registration Statement became effective 60 days after the date filed and that as a result the Partnership is subject to the reporting requirements of the 1934 Act.

3.	Please tell us whether this registration statement is subject to U.S. Commodity Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

          The Registration Statement and Amendment No. 2 are not subject to Commodity Futures Trading Commission (“CFTC”) disclosure rules and they have not been submitted for review to either the CFTC or the National Futures Association (“NFA”). The Partnership’s interests are offered by means of a Private Placement Offering Memorandum and Disclosure Document (the “Memorandum”), which is subject to CFTC and NFA disclosure rules. Pursuant to CFTC Rule 4.26, the Memorandum is submitted for review to the NFA every nine months and will continue to be submitted for review for as long as the Partnership’s offering continues.
4.	If applicable, please disclose your website or the website of your General Partner.
          Neither the Partnership nor the General Partner has a website.
Business, page 2
5.	Please revise your filing to include an organizational chart showing the structure of the Partnership and the entities to which its assets are allocated.
          An organizational chart has been included on page 6.
6.	We note your disclosure that the Partnership allocates “substantially all” of its assets to the Advisor. Please disclose how the percentage of assets allocated to your trading advisor is determined.
          As stated on page 2 of the Registration Statement, the Partnership invests substantially all of its assets in CMF Winton Master L.P. (the “Master”), which is advised by Winton Capital Management Limited (the “Advisor”). The disclosure on page 2 of Amendment No. 2 has been clarified to state that the Partnership retains a small amount of cash for current operating expenses. As of March 31, 2008, the Partnership retained 0.05% of its net assets for such operating expenses.

Citigroup Abingdon Futures Fund L.P.

7.	In the fourth full paragraph, please specifically explain how your trading structure with your trading advisor will “promote efficiency and economy in the trading process.”
          Additional disclosure has been added as requested.
8.	Please revise your business section to include a discussion of your margin requirements, including information on how those requirements are determined and can change over time.
          A discussion regarding margin appears on page 2.
Competition, page 5
9.	Please provide more information as to the nature of the types of competition referenced, including an estimate of the number of competitors and a description of your competitive position. Also, please disclose the principal methods of competition.
          As disclosed in Amendment No. 2, the Partnership is a privately offered commodity pool that competes for positions in the futures markets with other private and public commodity pools as well as individually managed accounts. The General Partner does not know how many other privately offered commodity pools exist, or, how many use a trading strategy similar to the strategy employed by the Advisor on behalf of the Partnership. The General Partner has, however, provided some additional disclosure regarding the competitive environment in which the Partnership operates.
Conflicts of Interest, page 6
10.	Please discuss the conflicts of interest posed by Citigroup Managed Futures LLC’s position as both General Partner of the Partnership and General Partner of CMF Winton Master L.P. Disclose whether Citigroup Managed Futures LLC receives any portion of the management fee or incentive fee in its capacity as General Partner of the Master.
          The General Partner does not believe that any additional conflicts of interest exist as a result of its position as general partner of each of the Partnership and the Master because the interests of the Partnership and the Master are aligned. The Master is a trading vehicle through which the General Partner chooses to have the Partnership trade (as opposed to trading directly). The General Partner has chosen this structure in order to promote efficiency and economy in the trading process. The General Partner does not receive any portion of the management or incentive fees paid by the Partnership. These fees are paid only to the Advisor. Disclosure has been added on page 17 to clarify that no fees are paid by the Master.

Citigroup Abingdon Futures Fund L.P.

(1) Relationship among the Partnership, the General Partner and CGM, page 6
11.	In the second full paragraph of this section you state that the General Partner shares in the brokerage fees paid by the Partnership to CGM. Please revise to clarify whether the General Partner also shares in CGM’s 20% share of the interest earned on assets deposited with CGM.
          The disclosure has been revised to clarify that the General Partner will share in any interest earned on the Partnership’s account, through its investment in the Master, because such interest (like a portion of the brokerage fees) will be credited to the CGM branch supporting the General Partner and the funds it operates.
12.	Please tell us whether CGM’s 20% share of interest earned on assets deposited with CGM is customary compensation paid to commodity brokers in funds similar to the Partnership.
           Futures commission merchants, like broker-dealers, are not required to pay interest on brokerage accounts. Nonetheless, CGM has agreed to pay the Partnership interest on its account as described in the Registration Statement on page 14. Thus, CGM will pay interest to the Partnership whether or not CGM is able to earn the amount of interest it has obligated itself to pay. Because the Partnership is privately offered, the General Partner has no way of knowing the interest income arrangements of other privately offered commodity pools. The General Partner reviews, on a periodic basis, the fee and interest income structures of publicly offered commodity pools and believes that the Partnership’s arrangement is appropriate.
(2) Accounts of CGM, the General Partner and their Affiliates, page 7
13.	Please state whether CGM currently trades on its own account. Also, please revise to explain the risks posed to the Partnership when the General Partner and/or CGM trade on their own account.
          The disclosure on page 8 of Amendment No. 2 clarifies that CGM currently trades for its own account.
          As previously indicated on page 7 of the Registration Statement, CGM may compete with the Master in entering into contracts. The disclosure in Amendment No. 2 has been revised to clarify that CGM may also take positions opposite to or ahead of the Master in effecting trades on its own behalf or on behalf of other customers, although CGM must execute customer orders ahead of its own simultaneous orders. The General Partner does not trade for its own account, and the General Partner respectfully declines to include a risk factor regarding the risks of such trading.
          The Registration Statement and Amendment No. 2 refer to the Master in this section, rather than the Partnership, because the Partnership does not currently trade commodity interests directly.

Citigroup Abingdon Futures Fund L.P.

14.	Please disclose whether the Partnership competes for positions in the market with the other limited partnerships for which Citigroup Managed Futures LLC is the general partner.
          Page 7 of the Registration Statement explains that certain persons might unknowingly compete with the Master in entering into contracts. The section has been revised to clarify further that such persons may include the other funds sponsored by the General Partner. The Registration Statement and Amendment No. 2 refer to the Master in this section, rather than the Partnership, because the Partnership does not currently trade commodity interests directly.
(3) Other Accounts of the Advisor and its Affiliates, page 7
15.	Please state whether the Advisor currently trades on its own account.
           Page 9 of Amendment No. 2 has been revised to clarify that the Advisor currently trades for its own account.
16.	Please quantify the number of other accounts managed by the Advisor and its affiliates and disclose the number of such managed funds that compete with the Partnership for positions in the market.
          The disclosure on page 9 has been clarified to indicate that (i) the Advisor manages and/or operates accounts of 44 clients other than the Partnership that employ the same trading strategy as the Partnership; (ii) the Advisor manages one account using a different trading strategy than the Partnership; and (iii) all of the Advisor’s other client accounts may compete with the Partnership for positions in the market, to the extent they trade the same instruments.
A Non Discretionary System, page 9
17.	You state that the Advisor’s trading program “is not subject to the influence of individual judgment.” On page 28, however, you disclose certain trading policies of the Partnership and Advisor that serve to minimize the risk relating to low margin requirements. Please clarify whether any of those trading policies require individual judgment by the Advisor and, if so, please reconcile the discrepancy in your disclosures.
          The General Partner believes that the disclosures are not inconsistent. The Advisor’s trading program is a systematic trading strategy, i.e. an automated system, which does not rely on individual judgment in determining whether a trade should be executed. The Partnership’s trading policies provide the framework within which the Adviser executes its strategy. For example, the first trading policy generally requires the Advisor to trade commodity interests that are liquid.

Citigroup Abingdon Futures Fund L.P.

Markets Traded, page 10
18.	Please revise to disclose the current portfolio allocations for the Diversified Program.
          The average allocation of risk exposure by market sector for the Diversified Program for the period April 1, 2007 through March 31, 2008 has been added on page 12. The General Partner believes that this is more useful information to an investor than an allocation of risk exposure at a point in time.
Fees, Compensation, Expenses and Interest Income, page 10
19.	Please revise footnote (2) to the break-even table to explain the assumptions underlying the estimated amount for the advisor’s incentive fee.
          Incentive fees must be reflected in the computation of the break-even point if the pool expects to incur expenses which would not be deducted from the Advisor’s net performance in calculating the Advisor’s incentive fees. In such event, the additional amount of trading profit needed to break-even is quantifiable, and, therefore, can be included in a break-even analysis. The Advisor’s incentive fee is calculated after all fees and expenses, except for the Partnership’s initial offering and organizational expenses. Footnote (2) has been revised to clarify that the amount disclosed in the break-even table represents the additional trading profit necessary to overcome the incentive fees that would be incurred as a result of not deducting the initial offering and organizational expenses in calculating the Partnership’s incentive fee.
20.	Please revise footnote (5) to the break-even table to disclose the basis for assuming an annual interest rate of 1.34%.
          The General Partner has revised footnote (5) to the break-even table to clarify that the 1.34% assumed annual interest rate is based upon the average 30-day Treasury bill rate for March 2008.
Risk Factors, page 18
21.	Please revise to include risk factors addressing each of the risks posed to investors by the various conflicts of interests discussed beginning on page 6 of your filing.
          A risk factor regarding conflicts of interest discussed in the document has been added to page 27 of Amendment No. 2. A cross-reference to the Conflicts of Interest section has also been added.

Citigroup Abingdon Futures Fund L.P.

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
22.	We note that the Partnership was organized on November 8, 2005 and that it commenced trading on February 1, 2007. Briefly describe the activities of the Partnership from inception through the commencement of trading.
          Disclosure has been added on page 2 indicating that (i) the Partnership did not engage in any activity between its formation and November 21, 2006, when its initial offering period commenced, and (ii) the Partnership’s initial offering period ended on February 1, 2007, when the minimum amount to commence trading had been raised at which time trading commenced.
(1) Liquidity, page 27
23.	We note your statement on page 28 that the Partnership normally has “low margin deposit” requirements. Please quantify your margin requirements and provide an analysis of your ability to satisfy said requirements.
          Typical margin deposits for the Partnership (and the Master) have ranged from a high of 19% of the Partnership’s assets to a low of 5.5% of assets. Margin requirements have averaged 8.3% since inception. The Partnership/Master satisfies its margin requirements by depositing cash in the Master’s futures brokerage account at CGM. The disclosure regarding “low margin deposits” refers to the leverage inherent in futures trading and is not specific to the Partnership. The General Partner notes that the impact of such inherent leverage is addressed in several places in the document, including on pages 2 and 22.
(3) Results of Operations, page 31
24.	Please revise to clarify the amount of increase in your net assets attributed to gains on investments versus additional capital contributions. Similarly, disclose the impact of fees versus redemptions on the Partnership’s net asset value for each of the years reported.
          Disclosure regarding the increase in net assets attributable to each of profits and additional capital contributions appears under “Capital Resources” on page 34.
          A detailed discussion of the Partnership’s fees during the relevant periods appears in “Results of Operations,” which discussion explains that the fees will vary according to trading performance as well as additions and redemptions.
          The General Partner believes that no further disclosure is required.

25.	We note the discussion of gains and losses at the top of page 32. Please revise to describe the Partnership’s exposure to the various sectors described and quantify the Partnership’s gains and losses in these sectors during the period presented.

          A discussion of the various sectors to which the Partnership, through its investment in the Master, was exposed in 2007 appears on pages 31 and 32 of the Registration Statement. Additional disclosure regarding the percentage of the Partnership’s gains and losses attributable to each sector appears on page 37 of Amendment No. 2.

Citigroup Abingdon Futures Fund L.P.

26.	We note your discussion in the sixth full paragraph on page 32 of the brokerage fees incurred from February 1, 2007 to December 31, 2007. Please revise to quantify and discuss your floor brokerage, exchange, clearing, and related fees paid or reimbursed to CGM on a per transaction basis over that same time period.
          Disclosure on page 5 of the Registration Statement and page 39 of Amendment No. 2 states that transaction costs have been approximately 0.05% of net assets per year.
(3) Quantifying the Partnership’s Trading Value at Risk, page 34
27.	Because you are not currently subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, please omit reference to Private Securities Litigation Reform Act of 1995.
          As of June 29, 2008, 60 days following the filing of the Registration Statement, the Partnership became subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 and, therefore, forward-looking statements contained in Amendment No. 2 may fall under the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Accordingly, the General Partner respectively declines to omit reference to the Reform Act.
The Master’s Trading Value at Risk in Different Market Sections, page 36
28.	We note your disclosure on page 14 that the Partnership is the only Feeder Fund invested in the Master. This appears to be inconsistent with the disclosure found in Note 1 to the Master’s financial statements in Exhibit 99.1. Please clarify the sources of capital for the Master ($457,045,133 as of December 31, 2007), of which the Partnership only represents 20.2%.
          The disclosure has been revised to omit the statement that the Partnership is the only Feeder Fund invested in the Master.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40
29.	Please identify any persons or groups that hold 5% or more of your outstanding redeemable units.
          As of March 31, 2008, there were no beneficial owners of more than five percent (5%) of the outstanding redeemable units. The disclosure in Amendment No. 2 has been updated accordingly.
Legal Proceedings, page 45
30.	Please limit your disclosure to material legal proceedings that are currently pending. We note that you have included numerous matters that have been settled or dismissed. Refer to Item 103 of Regulation S-K.
          CFTC Rule 4.24(l) generally requires a commodity pool operator to disclose litigation during the prior five years involving the pool’s futures commission merchant.

Citigroup Abingdon Futures Fund L.P.

The General Partner’s current procedure is to include in the memorandum the litigation involving CGM that has been disclosed in Citigroup Inc.’s financial statements. Once disclosed in the Memorandum, disclosure is only removed when the action has been adjudicated on the merits in favor of CGM or dismissed, or five years after the settlement or other disposition of the action. The General Partner has included the same disclosure in the Registration Statement and the Memorandum.
31.	Refer to the discussion of the sub-prime mortgage related litigation on page 56. Please revise to disclose the relief sought by plaintiffs in these actions.
           The relief sought by the plaintiffs in each of the class actions has been included on page 65.
32.	Refer to the discussion of the West Virginia Attorney General suit on page 58. Please revise to disclose the name of the court or agency where the action is pending and provide a description of the relief sought.
          The case was dismissed and is no longer required to be disclosed and, therefore, this discussion of the litigation has been deleted.
Summary of the Limited Partnership Agreement, page 61
33.	The reference at the top of page 62 to units purchased “pursuant to this offering” is not appropriate since the Form 10 is not an offering document. Please revise to remove any language that suggests you are offering securities by means of this registration statement.
          The section has been revised to avoid the suggestion that any securities are being offered by means of the Registration Statement.
Item 15. Financial Statements and Exhibits, page 68,
Exhibit 99.1
Financial Statements of Citigroup Abingdon Futures Fund LP
34.	Please update your financial statements to include the period ended March 31, 2008 and 2007 for Citigroup Abingdon Futures Fund LP and CMF Winton Master L.P.
          The financial statements of the Partnership and the Master have been updated to include the three months ended March 31, 2008. As stated on page 39 of Amendment No. 2 the Partnership commenced trading on February 1, 2007, and as a result, comparative information for the three months ended March 31, 2007 is not available.

Citigroup Abingdon Futures Fund L.P.

Financial Statements of Citigroup Managed Futures LLC
Report of Independent Registered Public Accounting Firm
35.	Please tell us the city and state where your accountant’s report was issued. In future filings please have your accountants provide this information within their accountants’ report as required by Rule 2-02 of Regulation S-X.
          The accountant’s report was issued in New York, New York.
The courtesy copy of this letter filed with the examiner will include the revised pages marked to show changes. A copy of the General Partner’s “Tandy” letter is included with the filing.
* * * *
Please feel free to call either the undersigned at (212) 728-8727 or Lisa Eskenazi of this office at (212) 728-8509 with any questions.
Very truly yours,

/s/ Rita M. Molesworth
cc:	Jennifer Magro Gabriel Acri Lisa Eskenazi